FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X       Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


                    CEZ Group Extraordinary General Meetings
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Upon the request of CEZ, a.s., the majority owner, the extraordinary general meetings of the regional energy companies are scheduled to take place during the second half of February 2004. This includes the companies Severoceska energetika, Stredoceska energeticka, Vychodoceska energetika, Zapadoceska energetika, and Severomoravska energetika.


The subjects of the general meetings will be, amongst others, changes to articles of association and to the philosophy of the companies' business activities.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEZ, a. s.

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                                                  (Registrant)

Date:  January 29, 2004


                                          By:  /s/ Libuse Latalova
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                                                   Libuse Latalova
                                             Head of Finance Administration